NEWS RELEASE

                        Contact:    Richard N. Grubb,
                                    Executive Vice President and
                                    Chief Financial Officer or
                                    Robert A. Freece, Senior Vice President
                                    610/644-1300

FOR IMMEDIATE RELEASE

                       Vishay Exchange Offer for Siliconix
                      Expires Without Acceptance of Shares;
                         Minimum Condition Not Satisfied

      MALVERN, Pa.--July 6, 2001--Vishay Intertechnology, Inc. (NYSE: VSH) announced that its offer to exchange shares of its common stock for the shares of common stock of Siliconix incorporated (NASDAQ: SILI) not already owned by Vishay expired at 5:00 p.m., New York City time on Thursday, July 5, 2001 without the acceptance of the tendered shares.

      It was a non-waivable condition of the offer that there be validly tendered and not withdrawn a majority of the shares of Siliconix not already owned by Vishay. This condition was not satisfied. According to the American Stock Transfer & Trust Company, the exchange agent for the offer, 2,347,200 Siliconix shares were tendered, constituting approximately 40% of the 5,849,040 shares not owned by Vishay.

      Commenting on the results of the offer, Dr. Felix Zandman, chairman and chief executive officer of Vishay, said: "We conditioned our offer for Siliconix on the tender of a majority of the publicly held shares so that the public stockholders of Siliconix would decide whether Siliconix should be taken private at this time. Stockholders owning a majority of the public shares did not tender, and we respect their decision. Vishay reserves the right, from time to time, to purchase Siliconix shares in the open market or in privately negotiated transactions, subject of course to applicable securities laws."

      Vishay, a Fortune 1,000 Company with year 2000 sales of $2.5 billion, is the largest U.S. and European manufacturer of passive electronic components (resistors, capacitors, inductors) and a major producer of discrete semiconductors (diodes, optoelectronics, transistors), IrDCs (infrared communication devices), and power and analog switching integrated circuits. The Company's components can be found in products manufactured in a very broad range of industries worldwide. With headquarters in Malvern, Pennsylvania, Vishay employs over 20,000 people in 66 plants in the U.S., Mexico, Germany, Austria, the United Kingdom, France,

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Portugal, the Czech Republic, Hungary, Israel, Taiwan, China and the
Philippines. Vishay can be found on the Internet at http://www.vishay.com.

      Siliconix is a leading manufacturer of power MOSFETs, power IC and analog signal processing devices for computers, cell phones, fixed communications networks, automobiles and other electronic systems. The company uses Class 1, six-inch wafer fabs dedicated to the manufacture of power products in Santa Clara, California and Itzehoe, Germany. Power products are also manufactured by a subcontractor in Japan. Analog switches and multiplexers are fabricated by a subcontractor in Dresden, Germany, and small-signal transistors are manufactured by a subcontractor in Beijing, China. Assembly and test facilities include a company-owned facility in Taiwan, a facility in Shanghai, China, and subcontractors in the Philippines, China and the United States.

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